100 Century Center Court, Suite 650, San Jose, CA 75112 1-800-658-2670

November 9, 2007

VIA EDGAR
AND FACSIMILE

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Mark P. Shuman, Esq.

Re:	EnterConnect Inc.
Form SB-2, filed August 15, 2007
File Number 333-145487

Dear Mr. Shuman:

Please be advised that the undersigned is the duly elected Chief Executive Officer and Chairman of the Board of EnterConnect Inc. (the "Registrant").  We are in receipt of your comment letter of September 11, 2007, as it relates to the Registrant’s Form SB-2 filing.  In accordance therewith, the Registrant acknowledges that the adequacy and accuracy of the disclosure in the above-referenced filing is the responsibility of the registrant.  The registrant also acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the registration statement do not foreclose the Commission from taking any action with respect to the filing.  The registrant represents to the Commission that staff comments will not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

Sam Jankovich